Exhibit (a)(1)(F)
Trident's Stock Option Exchange February 2010

Welcome to Trident's Stock Option Exchange Program employee presentation. In this presentation we will cover what this Exchange Program could mean to you if you are eligible. It describes how to participate in exchanging certain of your "underwater" stock options for a lesser number of shares of restricted stock or restricted stock units (collectively referred to as restricted stock rights) if you decide to do so. This program is completely voluntary and at your own discretion. This training is only intended to accompany the Exchange Program documents. For exact terms and conditions, the Exchange Program documents should be consulted and considered the official record of Exchange Program details. Trident Stock Option Exchange Program

Agenda What is the Stock Option Exchange? Why are We Doing This? Eligibility Exchange Ratios Hypothetical Example New Vesting Schedules Tax Implications Key Dates Exchange Program Website Information Resources

What is the Stock Option Exchange? Trident is offering to exchange certain "underwater" stock options for a lesser number of shares of restricted stock, for U.S. employees, or restricted stock units, for non-U.S. employees Stockholder approval obtained in order to offer the Exchange Program Open from February 10, 2010 through 9pm PST March 10, 2010 Participation is voluntary

Options vs. Restricted Stock Rights A stock option is an opportunity for an employee to purchase shares of Trident common stock after a defined vesting period at Trident's closing stock price on the date of grant. This price is also called the "exercise price." The value of an option to the recipient is the difference between this exercise price and the stock price at the time of exercise, minus applicable taxes. Unlike restricted stock rights, stock options do expire, generally after ten years. A share of restricted stock is a share of Trident common stock that an employee will own outright after a defined vesting period. A restricted stock unit is the right to receive a share of Trident common stock that an employee will own outright after a defined vesting period. The value of a restricted stock unit to the recipient is what Trident 's stock price is on the date of vesting, minus applicable taxes.

Reasons for the Exchange Program Restore retention incentives Reduce stock option "overhang" Recapture value of compensation expense Align equity incentives with current compensation philosophy

Eligibility Who is Eligible to Participate? Current employees of Trident or its subsidiaries who hold eligible options as of February 10, 2010 Members of Trident's Board of Directors and Trident's executive officers and "named executive officers," as identified in Trident's definitive proxy statement for its 2010 annual meeting of stockholders, are excluded from the Exchange Program Which Stock Options are Eligible? Certain stock options granted before February 10, 2009 with an exercise price equal to or greater than $4.69 Employees may elect to participate on a grant-by-grant basis, but you must exchange the entire grant's outstanding options (including both vested and unvested options) if you choose to exchange a particular grant How Do I Know if I Am Eligible? The exchange program website will include a list of your eligible stock options The exchange program website is located at https://trident.equitybenefits.com

Exchange Ratios Exchange ratio: the number of options exchanged for each share of restricted stock or restricted stock unit Eligible options are grouped in exercise price ranges and a single exchange ratio has been set for each range, as set forth below: If the per share exercise price is... ...the exchange ratio is $4.69 to $7.42 3.2 to 1 $8.36 to $11.34 4.9 to 1 $15.23 to $16.50 5.5 to 1 $19.65 to $22.94 6.0 to 1 $24.21 to 26.40 6.7 to 1 Designed so that the value of the new restricted stock rights is approximately equal in the aggregate to the value of the stock options surrendered

Example To illustrate how the exchange ratios work, assume a U.S. employee holds three options each for 100 shares with corresponding exercise prices of: $3.15, $11.34 and $20.36, some vested and some unvested. This employee would be allowed to elect to exchange either or both of the existing options with exercise prices of $11.34 or $20.36 but would not be able to exchange the option with the exercise price of $3.15. If the employee elected to exchange both of the eligible options, the employee would receive the number of shares of restricted stock shown below: Per Share Exercise Price Options Surrendered Exchange Ratio Replacement Restricted Stock Shares $11.34 100 4.9 to 1 20 $20.36 100 6.0 to 1 16

New Vesting Schedule Exchanged options will be canceled and replacement restricted stock rights will be granted on March 11, 2010 Restricted stock rights will not be vested on their date of grant regardless of vesting of surrendered stock options Restricted stock rights will vest at the rate of 50% after one year and the remaining 50% after two years, measured from the date of grant of the replacement restricted stock rights Vesting is conditioned on your continued service with Trident or any of its subsidiaries through each applicable vesting date

Tax Implications Tax implications will vary depending on where an employee resides. Employees residing outside the U.S. should consult the individual country appendices to the Offer to Exchange which explain local tax treatment Generally, exchange should be treated as nontaxable for U.S. federal income tax purposes U.S. employees will recognize ordinary income as the restricted stock rights vest and no longer can be forfeited, at which time Trident also generally will have a tax withholding obligation Trident may satisfy its withholding obligation by deducting from the shares of common stock otherwise releasable upon vesting of your restricted stock rights a number of shares having a fair market value that does not exceed the applicable minimum statutory withholding requirements You should consult with your tax advisor to determine the personal tax consequences to you of participating in the Exchange Program

Key Dates February 10, 2010 - Exchange Program website opens and the Exchange Program begins March 10, 2010 at 9pm PST - last day to make online election to exchange your options March 11, 2010 - exchanged options will be cancelled and replacement restricted stock rights will be granted March 11, 2011 - 50% of each restricted stock right will vest March 11, 2012 - remaining 50% of each restricted stock right will vest Key dates are subject to change, as we reserve the right to extend the offer period and thereby delay the acceptance for exchange of any options by giving written or electronic notice of such extension

Exchange Program Website https://trident.equitybenefits.com

Information Resources If you have difficulty accessing the offer website and require assistance, or if you need a paper copy or additional copies of any of the offering documents, please contact us at: Email: optionexchange@tridentmicro.com Facsimile Number: (408) 988-9158 In addition, all of the offering documents have been filed with the SEC and are available on the SEC's Internet site at http://www.sec.gov